                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of November, 2002.


                               Crayfish Co., Ltd.
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                 (Translation of registrant's name into English)

                                6F, Hikari Bldg.
              2-16-13 Ikebukuro, Toshima-ku, Tokyo 171-0014, Japan
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                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F  X    Form 40-F
               -----            -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ----

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ----

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes        No  X
          ------    -----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------
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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. CRAYFISH ANNOUNCES UNAUDITED JAPAN GAAP RESULTS FOR FISCAL YEAR 2002 ENDED SEPTEMBER 30, 2002
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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Crayfish Co., Ltd.
                                       ---------------------------------------
                                                      (Registrant)


Date  November 8, 2002                 By          /s/ Kazuhiko Muraki
      ---------------------               -------------------------------------
                                                       (Signature)
                                          Kazuhiko Muraki
                                          President and Representative Director
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                              FOR IMMEDIATE RELEASE


                     ANNOUNCEMENT REGARDING UNAUDITED JAPAN
         GAAP RESULTS FOR THE FISCAL YEAR 2002 ENDED SEPTEMBER 30, 2002

Tokyo/New York, November 08, 2002 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS:
4747) ("Crayfish" or "the Company"), a leading provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today its unaudited Japan GAAP financial results for the twelve months ended September 30, 2002 (FY 2002). Crayfish expects to announce its audited Japan GAAP financial results for the same period on or before December 31, 2002. On November 15, 2002 Crayfish expects to announce its unaudited US GAAP financial results for FY 2002.

1.    DISCUSSION OF RESULTS FOR FY2002.

Unaudited Japan GAAP net income for 1Q FY2002 was positive for the first time since the Company's public listing. The positive results for 1Q FY2002 were mainly due to numerous reforms including optimizing staff allocation, reducing excess capital investment, withdrawing from non-core operations and reducing costs of certain outsourced administrative operations as announced in the Company's press release of July 25, 2001. Even though revenues fell due to a decline in the number of subscribers, the Company expects to post Japan GAAP net income for FY 2002 if the final audited Japan GAAP financial results do not materially differ from the unaudited results reported today, reflecting the Company's ongoing measures to reduce costs, improve operations and optimize resource allocation.

2.    Japan GAAP fiscal year comparison

      (IN MILLIONS OF JAPANESE YEN (JPY) EXCEPT FOR PERCENTAGE INFORMATION)

                                                Operating    Ordinary
                                                  Income      Income   Net Income
                                    Revenues      (Loss)      (Loss)     (Loss)
                                    --------      ------      ------     ------
    (A) FY2001 ended Sept. 2001      5,337        (1,967)     (2,094)    (9,730)
    (unconsolidated)

    (B) FY2002 ended                 2,940         1,505       1,445      1,338
    Sept. 2002 (Unaudited)

    (B) - (A)                       (2,397)        3,472       3,539     11,068
    YOY JPY Increase
    (Decrease)

    (B) - (A) YOY %                  (44.9)           Na          Na         Na
    Increase (Decrease)

      NOTE: The Company has not prepared separate consolidated and unconsolidated financial statements for FY 2002 because it no longer has any subsidiaries. Intranets K.K. was removed from Japan GAAP consolidated financial results as announced in the press release as of January 24, 2002.

3.    BUSINESS OUTLOOK

      The Company expects that it will achieve Japan GAAP net income for FY2002 based upon the unaudited Japan



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      GAAP financial results available to the Company today. If no material difference exists between the unaudited financial results and the final audited financial results for FY2002, this will be the first time that the Company has posted Japan GAAP net income for a fiscal year since the Company's public listing. The Company will continue to aim to achieve positive results by implementing cost controls and operational improvements, strengthening marketing and providing services to address customer needs.

      SAFE HARBOR

      This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including the statement above that the Company expects to achieve Japan GAAP net income for FY2002. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation: that the Company may be unable to retain existing customers and expand the size of its customer base, that it may be unable to develop an effective marketing channel, that it may be unable to offer certain products and services as planned, and the outcome of securities class action litigation against the Company.

      The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.


      CONTACT INFORMATION:

      Crayfish Co., Ltd. (http://crayfish.co.jp)
      Investor Relations Department
      81-3-5957-0644
      ir@crayfish.co.jp